Exhibit (a)(5)(ii)

SUPPLEMENT TO

OFFER TO PURCHASE

Up to 3,463,415 Shares of Common Stock

At a Cash Purchase Price of 95% of Net Asset Value Per Share

by

MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00

MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 16, 2012 UNLESS THE FUND

EXTENDS THE OFFER.

This Supplement (this “Supplement”) supplements the Offer to Purchase, dated October 18, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) of Macquarie Global Infrastructure Total Return Fund Inc., a Maryland corporation (the “Fund”). Unless otherwise indicated, capitalized terms used in this Supplement have the same meanings given to them in the Offer to Purchase.

The terms and conditions of the Offer remain as set forth in the Offer to Purchase and the Letter of Transmittal.

Announcement of Resignation of Portfolio Manager

On November 1, 2012, the Fund announced that Andrew Maple-Brown is resigning from the Fund’s adviser, Macquarie Capital Investment Management LLC (“MCIM”), to pursue other opportunities, and will no longer serve as Portfolio Manager of the Fund effective November 9, 2012. As of that date, Jonathon Ong and Brad Frishberg will serve as co-Portfolio Managers for the Fund. Mr. Ong is an experienced manager with substantial infrastructure knowledge and expertise. He joined Macquarie’s Infrastructure Securities team as a Portfolio Manager in 2008 and has been a member of its Investment Committee since then. Mr. Frishberg is Chief Investment Officer of MCIM and the head of Macquarie’s Infrastructure Securities team. He is the Chief Executive Officer and an Interested Director of the Fund.

* * *

The Fund’s obligation to accept for payment, and to pay for, shares of common stock, $0.001 par value per share, validly tendered pursuant to the Offer continues to remain conditioned upon the satisfaction of the general conditions described in the Offer to Purchase.

This Supplement should be read in conjunction with the Offer to Purchase and related Letter of Transmittal. These documents contain important information that should be read before any decision regarding whether or not to tender shares of common stock, $0.001 par value per share, pursuant to the Offer is made.

No person has been authorized to give any information or make any representation on behalf of the Fund that is not contained in this Supplement, the Offer to Purchase or in the Letter of Transmittal, and, if given or made, such information or representation should not be relied upon. None of the Fund, the Depositary, the Information Agent or any of their affiliates makes any recommendations to any Holder as to whether or not to tender such Holder’s shares. Holders must make their own decision as to whether to tender the shares.

The depositary for the Offer is:

The Colbent Corporation

If delivering by mail:	If delivering by hand or courier:

The Colbent Corporation	The Colbent Corporation
MGU Tender Offer	MGU Tender Offer
Attn: Corporate Actions	Attn: Corporate Actions
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

Please direct any questions or requests for assistance and any requests for additional copies of this offer to purchase or the letter of transmittal to the information agent at the telephone number or address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. Please contact the Depositary to confirm delivery of shares.

The information agent for the Offer is:

AST Fund Solutions, LLC

1200 Wall Street West, 3rd Floor

Lyndhurst, NJ 07071

Banks and Brokers Call (800) 331-7024

All Others Call Toll Free (800) 331-7024